APPENDIX OF GRAPHIC AND IMAGE DIFFERENCES



   The following description of graphic and image differences is provided pursuant to Rule 304 of Regulation S-T under the Securities Exchange
Act of 1934:

   On pages 6 through 8 of the document in paper format there appears a photograph of each nominee for director beside the nominee's biography. These photographs have been omitted from lines 466 through 603 of the document in electronic format, which is where the information on pages
6 through 8 of the paper format document is located.

   The graphs depicting the Five-Year and Ten-Year Performance Comparisons appearing on pages 14 and 15, respectively, of the document in paper format are being filed under cover of Form SE in accordance with Rule 304(d)(1) of Regulation S-T. Information derived from the graphs is given in the charts in the electronic format document comprising lines 994 through 1004 for the Five-Year Performance Comparison and lines
1016 through 1031 for the Ten-Year Performance Comparison.